FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC TO SELL SHAREHOLDING IN HANA HSBC LIFE

HSBC Insurance (Asia-Pacific) Holdings Limited, an indirect wholly-owned subsidiary of HSBC Holdings plc ('HSBC'), has agreed to sell its 50% less one share in Hana HSBC Life Insurance Company Limited ('Hana HSBC Life') to Hana Financial Group Inc.

As of 31 December 2012, Hana HSBC Life had gross assets of KRW2,745bn (approximately US$2,470m)1.

The transaction, which is expected to complete as early as 10 May 2013, represents further progress in the execution of the HSBC Group strategy.

HSBC remains committed to the Korean market and continues to invest in developing its Korean Global Banking and Markets business.

Media enquiries to:
Hong Kong
Gareth Hewett	+852 2822 4929	garethhewett@hsbc.com.hk
United Kingdom
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com

Investor Relations enquiries to:
London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Footnote
1. Source: Statistics published by the Korea Life Insurance Association.

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 81 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,693bn at 31 December 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 29 April 2013